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FILED BY INTERNATIONAL GAME TECHNOLOGY (COMMISSION FILE NO. 001-10684) PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, INTERNATIONAL GAME TECHNOLOGY DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

On July 9, 2001, International Game Technology and Anchor Gaming (COMMISSION FILE NO. 000-23124) jointly issued the following press release:

Contacts:
IGT Media:        Ed Rogich
                  (702) 896-8690

Investors:        Bob McIver
                  (775) 448-0110

Anchor Gaming:    T.J. Matthews, CEO
                  Geoffrey A. Sage, CFO
                  (702) 896-7568

FOR IMMEDIATE RELEASE

JULY 9, 2001

INTERNATIONAL GAME TECHNOLOGY ANNOUNCES AGREEMENT TO ACQUIRE ANCHOR GAMING

RENO & LAS VEGAS, Nev. - International Game Technology (NYSE: IGT) and Anchor Gaming (NASDAQ NMS: SLOT) announced today that the Boards of Directors of both companies have unanimously approved a definitive agreement pursuant to which Anchor Gaming will merge with a subsidiary of International Game Technology ("IGT"). This tax free, stock for stock transaction is valued at $1.365 billion, based on IGT's July 6, 2001 closing price of $59.20 and the assumption of indebtedness of $430 million at March 31, 2001. Based on that price, Anchor Gaming shareholders would receive one share of IGT Common Stock for each share of Anchor Gaming. The exchange ratio is subject to a collar as described below. The transaction will be accounted for on a purchase basis and is expected to be accretive to IGT's earnings. The combination creates a company with total combined annual revenues in excess of $2 billion.

As part of the transaction, Thomas J. (T.J.) Matthews will, at closing, join IGT as its Chief Operating Officer and will continue as President and Chief Executive Officer of Anchor Gaming. Upon closing of the transaction, two new directors will be added to the IGT Board of Directors, one of whom will be T.J. Matthews.

"We are very enthusiastic about this business combination," said G. Thomas Baker, President and Chief Executive Officer of IGT. "IGT and Anchor Gaming have been joint venture partners

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since 1996 on the very successful Wheel of Fortune(R) product. Upon closing, IGT will be able to recognize 100% of the joint revenue and profits previously shared by the companies. This is a significant strategic benefit. We are also very excited about the addition of Anchor Gaming's significant executive talent which will contribute to the further growth of IGT."

"No other company offers the depth of talent that IGT and Anchor Gaming will have together, from the executive level to design and manufacturing," said T.J. Matthews, Chairman, President and Chief Executive Officer of Anchor Gaming. "We are looking forward to the many possibilities that the combination presents."

Under the terms of the collar contained in the definitive agreement, each share of Anchor Gaming will be converted into one share of IGT subject to a collar from $50.00 to $75.00 per share. Under the collar mechanism, if IGT's average stock price exceeds $75.00 per share during the 20-day trading period ending the third business day prior to Anchor Gaming's shareholder vote on the merger, IGT will have the right to terminate the merger agreement, subject to Anchor Gaming's right to elect to accept a lower exchange ratio such that the value of the stock received by Anchor Gaming shareholders equals $75.00 per share. In addition, if IGT's share price during the 20-day trading period ending three business days prior to Anchor Gaming's shareholder vote on the merger is less than $50.00 per share, Anchor Gaming will have the right to terminate the merger agreement subject to IGT's right to provide a higher exchange ratio such that the value of the IGT stock received by Anchor Gaming shareholders equals $50.00 per share.

The merger is subject to the approval of both companies' shareholders and regulatory approvals, including gaming regulatory approvals. The companies anticipate that the transaction will be completed in the first calendar quarter of 2002.

Houlihan Lokey Howard & Zukin provided a fairness opinion to IGT and Dresdner Kleinwort Wasserstein acted as financial advisor to Anchor Gaming.

International Game Technology is hosting a conference call regarding its acquisition of Anchor Gaming at 8:00 a.m. Pacific Daylight Time on Monday, July 9, 2001. The access numbers are as follows:

     Domestic callers dial 888-282-0413, passcode IGT
     International callers dial 630-395-0446, passcode IGT

This conference call will be broadcast live over the Internet, simply log on to the Internet at the following address to access the call:

     What:     Conference Call - International Game Technology Announces
               Agreement to Acquire Anchor Gaming
     When:     Monday, July 9, 2001 at 8:00 a.m. (Pacific Daylight Time)
     Where:    http://www.videonewswire.com/IGT/070901
     How:      Live over the Internet -- Simply log on to the web address above
     Contact:  Robert McIver 775-448-0110

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Minimum Requirements to listen to broadcast: The RealPlayer software, downloadable free from www.real.com/products/player/index.html, and at least a 14.4Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webmaster@vdat.com.

If you are unable to participate during the live webcast, the call will be archived on the Web site www.igt.com. To access the replay, click on IGT Investors, FAQ page. The call will also be archived at http://www.prnewswire.com.

Interested parties not having access to the Internet may listen to a taped replay of the entire conference call commencing at approximately 10:30 a.m. (Pacific Daylight Time) on Monday, July 9, 2001. This replay will run through Tuesday, July 17, 2001. The access numbers are as follows:

     Domestic callers dial 800-477-4783 (no reservation number required) International callers dial 402-998-0883 (no reservation number required)

Statements in this release regarding IGT, which are not historical facts, are "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties, including changes in demand for the companies products because of a reduction in the growth of markets or changes in the popularity of its products, a decrease in the popularity of its wide area progressive systems, the risks of conducting international operations, the adoption of new unfavorable gaming laws or laws applicable to gaming machine manufacturers and uncertainties generally associated with the development and manufacturing of gaming machines and systems. Historical results achieved are not necessarily indicative of future prospects of IGT. More information on factors that could affect IGT's business and its financial results are included in its Annual Report on Form 10-K and other public filings made with the Securities and Exchange Commission. For more information on International Game Technology, visit the IGT company web site at http://www.igt.com.

This press release contains certain forward-looking statements regarding Anchor Gaming within the meaning of section 21e of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although Anchor Gaming believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in Anchor Gaming's forward-looking statements. These risks and uncertainties include, but are not limited to: risks regarding the final amount of the one-time charges; the risk that we may not meet our projected financial results for the fourth quarter of

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fiscal 2001 or fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relating to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; we are subject to adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; we are subject to adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; we have obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term and other factors described from time to time in Anchor Gaming's reports filed with the Securities and Exchange Commission, including Anchor's Form 10-K for the year ended June 30, 2000 and Form 10-Qs for the quarters ended September 30, 2000 and December 31, 2000. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT/PROSPECTUS THAT IGT AND ANCHOR GAMING WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. THE PROXY STATEMENT/PROSPECTUS AND OTHER IMPORTANT DOCUMENTS FILED BY IGT WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM IGT OR ANCHOR GAMING, AS THE CASE MAY BE. IGT AND ANCHOR GAMING, THEIR DIRECTORS, AND CERTAIN OF THEIR EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION CONCERNING IGT'S AND ANCHOR GAMING'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY IGT AND ANCHOR GAMING WITH THE SEC. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF IGT AND ANCHOR GAMING MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS.